Exhibit 12

Year ended October 31,	2006	2007	2008	2009	2010

(Loss) earnings:
(Loss) income before income taxes	$1,126,616	$70,680	$(466,787)	$(452,164)	$(117,187)
Interest expense	122,473	102,652	89,300	96,726	106,997
Rent expense	4,377	4,252	4,070	3,425	2,890
Amortization	1,096	1,102	1,380	1,239	1,374

	$1,254,562	$178,686	$(372,037)	$(350,774)	$(5,926)

Fixed charges:
Homebuilding
Interest incurred	$141,266	$136,758	$116,340	$118,026	$114,975
Rent expense	4,377	4,252	4,070	3,425	2,890
Amortization	1,096	1,102	1,380	1,239	1,374

	$146,739	$142,112	$121,790	122,690	$119,239

Ratio	8.55	1.26	(a)	(a)	(a)

(a)
For the twelve-month periods ended October 31, 2010, 2009 and 2008, our earnings were not sufficient to cover fixed charges by approximately $125.2 million, $473.5 million and $493.8 million, respectively.